Item 77D - DWS Communications Fund, Inc.

At a meeting held on June 6, 2007, the Board of Directors of DWS Communications Fund, Inc.
(the "Fund") elected to eliminate the 10% limitation on foreign investments for the Fund.

G:\sec_reg\NSAR\2007\06-30-07\Item 77D
DWS Communications Fund.doc